Exhibit 99.1

Greenbrook TMS Announces Dates for Its Second Quarter 2021 Financial Results

TORONTO--(BUSINESS WIRE)--July 21, 2021--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its second quarter 2021 operational and financial results after market hours on August 5, 2021.

SECOND QUARTER 2021 CONFERENCE CALL DETAILS

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on August 6, 2021 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: (866) 521-4909
Toronto: (647) 427-2311

Webcast:

For more information or to listen to the call via webcast, please visit: https://www.greenbrooktms.com/investors/events

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): (800) 585-8367
Toronto: (416) 621-4642
Conference ID: 6948083

The conference call replay will be available from 1:00 p.m. ET on August 6, 2021, until 11:59 p.m. ET on September 6, 2021.

About Greenbrook TMS Inc.

Operating through 130 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867